

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~24116~~ 47904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: John James Investments, Ltd.
John James Futures Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville, (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Jayson 716-633-2323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville, (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne Pilchowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None



Signature

President

Title



Notary Public

REBECCA N. SCARANO
NOTARY PUBLIC - State of New York
No. 01SC6156108
Qualified in Niagara County
Commission Expires Nov. 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

Table of Contents

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT

The Shareholder
John James Investments, Ltd.:

We have audited the accompanying statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of John James Investments, Ltd. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital under to Rule 15c3-1 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 22, 2010

JOHN JAMES INVESTMENTS, LTD.
Statement of Financial Condition
December 31, 2009

Assets

Current assets:	
Cash	$ 22,085
Receivable from broker-dealer	9,624
Commission receivable	38,927
Due from shareholder	84,388
Total current assets	155,024
Property and equipment, at cost:	
Land	20,000
Leasehold improvements	69,846
Furniture and equipment	104,760
Vehicles	21,820
	216,426
Less accumulated depreciation	(173,650)
Net property and equipment	42,776
Total assets	$ 197,800

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	9,296
Accrued expenses	5,858
Income taxes payable	1,953
Deferred income taxes	4,294
Total current liabilities	21,401
Long-term liabilities - deferred income taxes	1,080
Total liabilities	22,481
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; issued and outstanding	2,000
Additional paid-in capital	38,357
Retained earnings	134,962
Total stockholder's equity	175,319
Total liabilities and stockholder's equity	$ 197,800

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Operations
Year ended December 31, 2009

Operating income:	
Commissions	$ 224,934
Commissions - commodities	7,595
Interest income	83
Total operating income	232,612
Operating expenses:	
Salaries	76,945
Rent	55,804
Insurance	28,239
Repairs and maintenance	13,833
Vehicles, travel and entertainment	11,438
Communications and telephone	10,515
Office supplies	9,215
Miscellaneous	7,169
Depreciation and amortization	6,930
Professional fees	6,400
Payroll taxes	6,016
Utilities	5,711
Marketing	2,433
Regulatory fees	1,914
Licenses and permits	1,624
Total operating expenses	244,186
Loss before benefit for income taxes	(11,574)
Benefit for income taxes	1,711
Net loss	$ (9,863)
Basic loss per share	$ (49.31)

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2008	$ 2,000	38,357	144,825	185,182
Net loss	-	-	(9,863)	(9,863)
Balances at December 31, 2009	$ 2,000	38,357	134,962	175,319

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Cash Flows
Year ended December 31, 2009

Cash flows provided by operating activities:	
Net loss	$ (9,863)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	6,930
Changes in:	
Receivables from broker-dealer	2,325
Commission receivable	(23,160)
Accounts payable	(12,127)
Accrued expenses	1,058
Income taxes payable	(615)
Deferred income taxes	(4,161)
Net cash used in operating activities	(39,613)
Cash at beginning of year	61,698
Cash at end of year	$ 22,085
Supplemental disclosure of cash flow information - cash paid for income taxes	$ 3,065

See accompanying notes to financial statements.

(1) Organization

John James Investments, Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing broker," who does not take possession of customer funds or carry customer accounts, and primarily earns commissions on the buying and selling of various financial instruments and investments. The Company maintains an office in Williamsville, New York and its customers are located primarily in Western New York State.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

The receivables from broker-dealer is due from the Company's clearing broker. The commissions receivables are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Capitalization and Depreciation and Amortization

Equipment and improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using the straight-line method. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

(g) Advertising

Advertising costs are expensed as incurred.

(h) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

(i) Subsequent Events

The Company has evaluated events after December 31, 2009, and through February 23, 2010, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(2) Summary of Significant Accounting Policies, Continued

(j) Income Taxes

In 2009, the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Provisions." This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2006 to 2008 remain subject to examination by the taxing authorities.

(3) Related Party Transactions

Related party transactions at December 31, 2009 are as follows:

(a) Due from Shareholder

Due from shareholder amounted to $84,388 at December 31, 2009. This represents a non-interest bearing advance to the shareholder due on demand.

(b) Rent Expense

The Company rents office space on a month-to-month basis from the shareholder under an informal rental agreement. Rent expense under this agreement amounted to $55,804 for the year ended December 31, 2009.

(4) Income Taxes

Deferred taxes are provided on the liability method which requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements and tax returns. Temporary differences giving rise to deferred tax liabilities consist of the remaining adjustment related to converting from the cash basis for income tax reporting purposes filing method not yet recognized under IRS Code Section 481 and the use of different methods of depreciation for income tax purposes.

Income tax expense (benefit) for the year ended December 31, 2009 consist of the following:

Current:	
State	$ 776
Federal	1,674
Deferred:	
State	(1,513)
Federal	(2,648)
	$ (1,711)

(4) Income Taxes, Continued

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income (loss) before taxes. The primary differences result from providing for state income taxes and from permanent and temporary timing differences when items are reported for financial statement purposes and for income tax purposes. The following provides a reconciliation at the statutory federal and an effective state income tax rate of income tax expense reported.

	Federal	State
Book loss before income taxes	$ (11,574)	(11,574)
Nominal provision by applying applicable tax rates	(1,734)	(752)
Provision for state income taxes	(116)	-
Increases decreases resulting from:		
Permanent differences related to:		
Non-deductible meals and entertainment	391	170
Penalties	15	7
Officer life insurance	164	71
Temporary differences related to:		
Depreciation	261	113
Section 481 adjustment	2,693	1,167
Provision for income taxes	1,674	776
Deferred income taxes	(2,648)	(1,513)
Total provision for taxes	$ (974)	(737)

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2009, the Company's net capital and required net capital (as defined) were $53,529 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .320 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

JOHN JAMES INVESTMENTS, LTD.

Computation of Net Capital Under to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2009

Net Capital:

Total stockholder's equity from statement of financial condition	$ 175,319
Deduct non-allowable assets from statement of financial condition - net of deferred income taxes	121,790
Net capital	53,529
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $1,139 or $5,000)	(5,000)
Excess net capital	$ 48,529
Aggregate indebtedness:	
Accounts payable	9,296
Accrued expenses	5,858
Income taxes payable	1,953
Total aggregate indebtedness	$ 17,107
Ratio - Aggregate indebtedness to net capital	.320 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Shareholder
John James Investments, Ltd.:

In planning and performing our audit of the financial statements of John James Investments, Ltd. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 22, 2010

JOHN JAMES INVESTMENTS, LTD.

Financial Statements and Supplemental Schedule

December 31, 2009

(With Independent Auditors' Report and Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
WILLIAMSVILLE, NY